Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

February 10, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Irene Barberena-Meissner

Re:	Bite Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed February 8, 2021 File No. 333-252406

Dear Ms. Barberena-Meissner:

On behalf of Bite Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated February 10, 2021 (the “Comment Letter”), from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-1 filed on January 25, 2021 (the “Registration Statement”), as amended by Amendment No. 1 to Registration Statement filed on February 2, 2021 and Amendment No. 2 to Registration Statement filed on February 5, 2021. In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) with the Commission, today.

For ease of reference, the text of the Staff’s comments, as set forth in the Comment Letter, are included in bold-face type below, followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form S-1

Exhibits

1.	We note your response to our prior comment 1, including your revisions to your form of amended and restated certificate of incorporation filed as Exhibit 3.2. Your prospectus disclosure suggests that your exclusive forum provision selects the Court of Chancery or the federal district court for the District of Delaware for any action arising under the Securities Act. However, this is not consistent with the exclusive forum provision in Section 12.1 of your form of amended and restated certificate of incorporation, which states that the Court of Chancery of the State of Delaware shall not be the sole and exclusive forum for suits brought to enforce any duty or liability created by the Securities Act, and also does not reference the federal district court for the District of Delaware. Please revise your prospectus disclosure or your form of amended and restated certificate of incorporation to address this discrepancy.

Response: In response to the Staff’s comments, the Company has revised Section 12.1 of its form of amended and restated certificate of incorporation and has filed such revised form of amended and restated certificate of incorporation as Exhibit 3.2 to Amendment No. 3.

* * *

United States Securities and Exchange Commission

Division of Corporation Finance

February 10, 2021

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding Amendment No. 3 or the above response.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	Bite Acquisition Corp.

Alan I. Annex, Esq.